UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

Color Star Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, $.001 par value

(Title of Class of Securities)

G2287A100

(CUSIP Number)

c/o Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Hou Sing International Business Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,995,395
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 7,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.85% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* Percentage is calculated based on 90,356,629 ordinary shares outstanding as of April 29, 2021.

1	NAMES OF REPORTING PERSONS: Aung Tun (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Myanmar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,995,395
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Mr. Aung Tun is a director of Hou Sing International Business Limited (“Hou Sing”). He is deemed as a beneficial owner of the shares owned by Hou Sing.
(2)	Percentage is calculated based on 90,356,629 ordinary shares outstanding as of April 29, 2021.

1	NAMES OF REPORTING PERSONS: Liang Li (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,995,395
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Mr. Liang Li is a director of Hou Sing. He is deemed as a beneficial owner of the shares owned by Hou Sing.
(2)	Percentage is calculated based on 90,356,629 ordinary shares outstanding as of April 29, 2021.

1	NAMES OF REPORTING PERSONS: Jiayun Zhu (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,995,395
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Mr. Jiayun Zhu is a director of Hou Sing. He is deemed as a beneficial owner of the shares owned by Hou Sing.
(2)	Percentage is calculated based on 90,356,629 ordinary shares outstanding as of April 29, 2021.

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 21, 2020, as amended (the “Prior Filing”). The Amendment of the Prior Filing, as amended, is being filed to include the information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Filing, as amended. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Prior Filing, as amended.

The purpose of this filing is to reflect the Reporting Persons’ acquisition of 4,170,000 shares on April 20, 2021 from Liang Li pursuant to the Stock Purchase Agreement dated April 20, 2021.

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.001 per share of Color Star Technology Co., Ltd., a Cayman Islands company whose principal executive office is located at 800 3rd Ave, Suite 2800, New York NY 10022, (212) 220-3967.

Item 2.	Identity and Background.

This Amendment is being jointly filed by following persons (collectively, the “Reporting Persons”):

(i)	Hou Sing International Business Limited (“Hou Sing”) a limited company incorporated in Hong Kong, with the business address at c/o Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022.

(ii)	Aung Tun, is a citizen of Myanmar with the address at c/o Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022

(ii)	Liang Li, is a citizen of China with the address at c/o Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022

(ii)	Jiayun Zhu, is a citizen of China with the address at c/o Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 20, 2021, Hou Sing purchased from Liang Li 4,170,000 restricted ordinary shares, pursuant to certain stock purchase agreement by and between Hou Sing and Mr. Liang Li dated April 20, 2021, in exchange for consideration of $100.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the ordinary shares of the Issuer were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Liang Li, Jiayun Zhu and Aung Tun have agreed to jointly exercise the voting power and disposition power of all ordinary shares of the Issuer held by Hou Sing which Hou Sing would be entitled to vote on any matter presented to all shareholders of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated April 20, 2021, by and between Hou Sing International Business Limited and Liang Li
99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: April 30, 2021

Hou Sing International Business Limited

By:	/s/ Liang Li
Name:	Liang Li
Title:	Director

Liang Li

By:	/s/ Liang Li

Jiayun Zhu

By:	/s/ Jiayun Zhu

Aung Tun

By:	/s/ Aung Tun